COVER LETTER

Leonard E. Neilson

A PROFESSIONAL CORPORATION

LEONARD E. NEILSON	8160 SOUTH HIGHLAND DRIVE SUITE 104
ATTORNEY AT LAW	SANDY, UTAH 84093
TELEPHONE: (801) 733-0800
FAX: (801) 733-0800 LNEILSONLAW@AOL.COM

October 17, 2008

Securities and Exchange Commission

Attn: John Reynolds, Assistant Director

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

VIA: EDGARLink

Re:	Calypso Media Services Group, Inc.
Amendment No. 1 to
Registration Statement on Form S-1
SEC File No. 333-153315

Dear Mr. Reynolds:

In response to your letter dated September 30, 2008, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of the Registrant, Calypso Media Services Group, Inc. ("Calypso" or the “Company”). Please be advised that additional changes have been made to the registration statement as required to update the information therein and all changes are appropriately marked.

General

1.   Please be advised the Company has revised its offering and will be registering only 579,000 shares of common stock on behalf of selling stockholders instead of the original 1,625,000 shares. The Form S-1 registration statement has been amended as necessary throughout the document to indicate the change.

In revising the offering, the make-up of the selling stockholders has also changed considerably. The selling stockholders will now offer up to an aggregate of 579,000 shares of common stock, which equals approximately 11.6% of the Company’s outstanding shares. This percentage has been reduced from 32.5% in the initial filing. Of the 579,000 shares being offered, 359,000 shares, or 62%, are being offered by non-affiliates and 220,000 shares, or 38%, are being offered by affiliates.

Of the Company’s total 5.0 million shares outstanding, 4,266,000 shares, or approximately 85.3%, are held by 5 affiliates of the Company and 734,000 shares, or approximately 14.7%, are held by 44 non-affiliates. Accordingly, only 5.2% of the total affiliate shares are being registered compared to 48.9% of non-affiliate shares.

Of the 44 non-affiliate selling stockholders, 34 have owned their shares since 1999. The remaining 10 non-affiliate stockholders acquired their share in December 2007 pursuant to the Media Depot acquisition. Of the four affiliate selling stockholders, two persons offering an aggregate of 70,000 shares, acquired their shares in December 2007 pursuant to the Media Depot acquisition. The remaining two affiliate selling stockholders offering an aggregate of 150,000 shares acquired their shares in 1999.

Please note that although the acquisition of Media Depot, Inc. was finalized in December 2007,

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October 17, 2008

Media Depot has been in operation since March 2005 and has shown a net operating income in each of the last two fiscal years. Also, contemporaneous with this registration statement, the Company intends to request a broker/dealer to make an initial application to the Financial Industry Regulatory Authority to have the Company’s shares quoted on the OTC Bulletin Board.

Further, in response to your comments contained in the five bullet points under comment 1, we offer the following information related to those comments:

●	The following information related to the 48 total selling stockholdes, and the percentage of the overall offering being offered:

o Of the four affiliates offering shares, each of Messrs. Parnell and Hoff are offering 35,000 shares, or approximately 6.0% of the overall offering. Each of Messrs. Cowle and Williams are offering 75,000 shares, or approximately 13.0% of the overall offering. The total shares offered by affiliates equals 38% of the total offering.

o Of the non-affiliates offering shares, Geoff Williams is the largest stockholder owning 284,200 shares. Although all of Mr. Williams’ shares are being registered, 184,200 shares are subject to a lock-up / leak-out agreement, leaving 100,000 shares, or 17.3% of the overall offering, immediately available for resale. The second largest number of shares to be offered by a non-affiliate is 25,000 shares owned by Leonard E. Neilson, which amount equals 4.3% of the overall offering. The next two largest offerings by non-affiliates are 12,500 shares, or 2.2% of the overall offering, by Janet Nash, and 7,500 shares, or 1.3% of the overall offering, by Sherri Tallman. The remaining 40 non-affiliate stockholders are each offering between 400 shares and 4,400 shares, or less than 1%.

For a detailed listing of all selling stockholders and the amounts being registered, please refer to the table on page 16 of the prospectus included in the registration statement.

●	The following information concerns the date and manner in which the selling stockholdes acquired their shares:

o  Of the 44 non-affiliate selling stockholders, 34 have owned their shares, totaling 304,000 of the offered shares, since 1999. These non-affiliates acquired their shares for cash and/or services in connection with the founding of the Company in 1999. The remaining 10 non-affiliate stockholders offering a total of 55,000 shares, acquired their shares in December 2007 pursuant to the Media Depot acquisition.

o  As to the affiliate selling stockholders, Messrs. Parnell and Hoff a acquired their shares, representing 70,000 of the offered shares, in December 2007 pursuant to the Media Depot acquisition. The remaining two affiliate selling stockholders, Messrs. Cowle and H. Deworth Williams, acquired their shares, totaling 150,000 of the offered shares, in 1999 for cash and/or services in connection with the founding of the Company.

o  Of the total shares being offered, 454,000 shares, or 78.4% of the total offering, were acquired in 1999, and 125,000 shares, or 21.6% of the total offering, were acquired in December 2007.

●	The following information relates to certain known relationships of the selling stockholders:

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October 17, 2008

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o Affiliate selling stockholders: Mr. Parnell is the President and a director of the Company and Mr. Hoff is the Company’s business manager. Neither Mr. Cowle nor Mr. H. Deworth Williams is associated with the Company other that their stockholdings. Mr. Cowle was a director and officer of the Company prior to the acquisition of Media Depot.

o Non-affiliate selling stockholders: Geoff Williams was a director and officer of the Company prior to the acquisition of Media Depot, but no longer has any affiliation with the Company other than as a stockholder. Leonard E. Neilson has been engaged as special counsel to the Company. Rocky Smith was a director and officer of the Company prior to the acquisition of Media Depot, but no longer has any affiliation with the Company other than as a stockholder. The following selling stockholders are employees of the Company: Erica Chilson, Steve Flock, Samuel Hoff, Janet Nash, Chris Noviello, Bill Stanford, Lorraine Stopper and Sherri Tallman. None of the remaining non-affiliate selling stockholders are associated with the Company other than as stockholders.

● To the best of the Company’s knowledge, there are no agreements or understanding by or among the selling stockholders and/or the Company. The Company is aware of the following relationships between the selling stockholders: Samuel Hoff is the father of Matthew J. Hoff; Dale and Jean Miller are the parents of Dave Miller; and H. Deworth Williams is the father of Geoff Williams and the brother of Dave Williams.

● To the best of the Company’s knowledge, no selling stockholder is in the business of buying and selling securities.

Based on the foregoing information, the Company believes that (i) the offering to which its registration statement pertains is indeed an offering by the stockholders and not the Company, (ii) the selling stockholders are not acting as a conduit for the Company, and (ii)and that the offering is not a primary offering styled as a secondary offering.

Further, we have reviewed the guidance provided in Telephone Interpretation Number 29 of the Commission’s “Manual of Publicly Available Telephone Interpretations and, in light of the information set forth above, the Company believes that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) for the following reasons:

(a)       No shares are being offered by the Company, the Company will receive no proceeds from the sale of any of the shares, and the shares being offered are broadly disbursed among 48 different selling stockholders. Shares offered by stockholders considered affiliates represent only 38% of the total offering, while non-affiliate stockholders account for 62% of the offered shares. All of the shares held by affiliates and not included in the registration statement are subject to lock-up / leak-out agreements. Therefore, we believe the offering is being made by a broad number of stockholders selling for their own account and not for the benefit of the Company and that there are safeguards (lock-up / leak-out agreements) to prevent additional large distributions by affiliates or others.

(b)      A total of 36 selling stockholders acquired their 454,000 shares in 1999, more than nine years ago. The remaining 12 selling stockholders acquired their 125,000 shares in December 2007 in connection with the Company’s acquisition of Media Depot. The length of holding period among the selling stockholders is an affirmative indication that these persons did not acquire their shares with an intent to make a further distribution.

(c)	There are minimal family relationships among the selling stockholders and no selling

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October 17, 2008

stockholder is in the business of buying and selling securities.

(d)      The aggregate number of shares being offered by selling stockholders represents only 11.6% of the total shares outstanding.

(e)       The Company anticipates making an initial application to FINRA to have its shares quoted on the OTC Bulletin Board and the Company is confident that an orderly trading market can be established and maintained.

3.   Please refer to pages 3 and 4 of the prospectus that have been revised in response to your comment. In addition to adding a discussion regarding share numbers and percentages that relate to both affiliate and non-affiliate selling stockholders, we have also included a table depicting information about each affiliate that will make it easy for the reader to understand the issue.

Signature Page

We have revised the signature page to indicate that the Company’s CEO, Michael D. Parnell, also serves as the Company’s principal accounting officer. The Company presently does not have a chief financial officer.

Please continue your review of the Calypso Media Services Group, Inc. registration statement. Correspondences concerning this filing should be directed to this office by phone at (801) 733-0800, or by Fax at (801) 733-0808. We would like the registration statement declared effective as soon as possible and, accordingly, would appreciate the Commission Staff's assistance in this regard.

Yours truly,

/S/

Leonard E. Neilson

:ae

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